UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NAUTILUS MARINE ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y6255E1011
(CUSIP Number)

Elissavet Manola
c/o Deverakis Law Office
52 Agiou Constantinou Street
Marousi 151 24, Greece
+30 210 6140810

With copies to:

William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019

(212) 506 3740

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1 The Common Stock have no CUSIP number. The CINS number for the Common Stock is Y6255E101

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Mezzanine Financing Investment III Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 594,059
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 594,059
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 594,059
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 16.74%
14	Type of Reporting Person: CO

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person (entities only) Elissavet Manola
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 0
	8	Shared Voting Power: 594,059*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 594,059*
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 594,059*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount In Row 11 16.74%
14	Type of Reporting Person: IN

* Shares held by Mezzanine Financing Investment III Ltd.

                This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on March 18, 2013 (the “Schedule 13D”) on behalf of Mezzanine Financing Investment III Ltd. (“Mezzanine”) and Elissavet Manola (collectively with Mezzanine, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share, (the “Shares”) of Nautilus Marine Acquisition Corp., a Marshall Islands corporation (the “Issuer”), with its principal executive offices at 90 Kifissias Avenue, Maroussi 15125 Athens, Greece.  The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated it its entirety as follows:

On May 14, 2013, Mezzanine, Oil & Gas Ships Investor Limited, Astra Maritime Inc., Orca Marine Corp., Fjord Management S.A. and Vega Resource Group AS (the “Major Shareholders”) submitted a proposal to the Chief Executive Officer and Board of Directors of the Issuer (the “Proposal”) requesting that they immediately consider a plan whereby an affiliate of the Major Shareholders would acquire the remaining publicly owned Shares of the Issuer, and thereby cause the Issuer to become a privately-owned company.

A copy of the Proposal, which is incorporated herein in its entirety, is attached hereto as Exhibit D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to insert the following language at the end thereof:

As previously reported on a Form 6-K filed on March 15, 2013 the Issuer issued a convertible promissory note (the “Original Note”) memorializing a loan (the “Original Loan”) in the principal amount of $10,000,000 from Mezzanine.  The Note was issued on March 11, 2013 and the Original Loan was funded in full on March 12, 2013.  A copy of the Original Note, which is incorporated herein in its entirety, is attached hereto as Exhibit E.

As previously reported on a Form 6-K filed on April 18, 2013 the Issuer issued an Amended and Restated Convertible Promissory Note to Mezzanine (the “Amended Note”) to replace the Original Note.  The Amended Note allows the Issuer to borrow $36,000,000 (including the amount of the Original Loan) from Mezzanine in one or more tranches between March 11, 2013 and June 30, 2013.  The Amended Note was issued on April 4, 2013.  A copy of the Amended Note, which is incorporated herein in its entirety, is attached hereto as Exhibit F.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:              Joint Filing Agreement between the Reporting Persons

Exhibit B:	Share Purchase Agreement (Incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on December 7, 2012)

Exhibit C:	Letter Agreement (Incorporated by reference to Exhibit 10.3 to the Form 6-K filed by the Issuer on July 20, 2011)

Exhibit D:	Proposal delivered by the Major Shareholders on May 14, 2013

Exhibit E:	The Original Note, dated March 11, 2013

Exhibit F:	The Amended Note, dated April 4, 2013 (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer on April 18, 2013)

[SCHEDULE 13D/A SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEZZANINE FINANCING INVESTMENT III LTD.

	By:	/s/ Louise Cefai
Name: Louise Cefai
Title: Director

/s/ Elissavet Manola
Principal

Dated: June 5, 2013

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated June 5, 2013 relating to the common stock of Nautilus Marine Acquisition Corp. shall be filed on behalf of the undersigned.

[Signature Page Follows]

[SCHEDULE 13D/A JOINT FILING AGREEMENT SIGNATURE PAGE]

MEZZANINE FINANCING INVESTMENT III LTD.

	By:	/s/ Louise Cefai
Name: Louise Cefai
Title: Director

/s/ Elissavet Manola
Principal

June 5, 2013

Exhibit D

PROPOSAL DELIVERED BY MAJOR SHAREHOLDERS

May 14, 2013

Nautilus Marine Acquisition Corp.
90 Kifissias Avenue
Maroussi 15125 Athens
Greece

Attention:	Mr. Akis Tsirigakis
Chief Executive Officer

Re:           Nautilus Marine Acquisition Corp. (“Nautilus”)

Dear Mr. Tsirigakis:

On behalf of Mezzanine Financing Investment III Ltd. (“Mezzanine”), Oil & Gas Ships Investor Limited (“O&G”), Astra Maritime Inc. (“Astra”), Orca Marine Corp. (“Orca”), Fjord Management S.A. (“Fjord”) and Vega Resource Group AS (“Vega”; and together with Mezzanine, O&G, Astra, Orca and Fjord, the “Buyers”) we are writing to you to propose that Nautilus enter into a transaction with the Buyers to acquire the remaining publicly owned stock of Nautilus and thereby cause Nautilus to become a privately owned company (the “Transaction”). Given the extremely small public float of Nautilus, we believe that such a transaction would be in the best interest of both such remaining public shareholders and Nautilus, as it would provide liquidity to such stockholders that is not available in the public markets, while also serving to unburden Nautilus of the costly filing and disclosure requirements of a public company.

In our view, the Transaction is in the best interests of the small group of remaining public Nautilus stockholders. As you know, there is currently very little trading of the shares of Nautilus (the “Shares”) since only approximately 30,000 Shares remain in public hands.  In addition, the Company has not paid, and is not likely to pay, any dividends for the foreseeable future, due to its substantial debt load.

We believe, therefore, that the Transaction will provide the public stockholders of Nautilus with an excellent and timely opportunity to liquidate their investment in Nautilus.  To that end, we propose that Nautilus enter into a short-form merger (the “Merger”) with an affiliate of the holding company of the Buyers holding more than 90% of the outstanding Shares.  Pursuant to the Merger, all the public stockholders of Nautilus would receive $10.25 in cash for each Share they own.

We hereby request that you and the board of directors of Nautilus immediately consider this proposal, and we look forward to your prompt response.  We are available to discuss the proposed Transaction at your convenience.

Very truly yours,

MEZZANINE FINANCING INVESTMENT III LTD.

By:           /s/ Dimitris Papavasileiou__________
Name: Dimitris Papavasileiou
Title: Attorney-in-fact

OIL & GAS SHIPS INVESTOR LIMITED

By:           /s/ Papapontikou Eugenia__________
Name: Papapontikou Eugenia
Title: Attorney-in-fact

VEGA RESOURCE GROUP AS

By:           /s/ Kjell E. Karlsen______________
Name: Kjell Eivind Karlsen
Title:  Chairman of the Board

ASTRA MARITIME INC.

By:           /s/ Prokopios Tsirigakis____________
Name:  Prokopios (Akis) Tsirigakis
Title:  President

ORCA MARINE CORP.

By:           /s/ George Syllantavos_____________
Name:  George Syllantavos
Title:  President

FJORD MANAGEMENT S.A.

By:           /s/ Prokopios Tsirigakis__________
Name:  Prokopisos (Akis) Tsirigakis
Title:  President

Exhibit E

ORIGINAL NOTE

THIS NOTE AND ANY SECURITIES INTO WHICH THIS NOTE MAY BE CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY U.S. STATE OR NON-U.S. SECURITIES LAWS.  THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND, IN ADDITION TO ANY RESTRICTIONS ON TRANSFER CONTAINED HEREIN, MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

NAUTILUS MARINE ACQUISITION CORP.

Convertible Promissory Note

US$10,000,000	March 11th, 2013
Athens, Greece

FOR VALUE RECEIVED, Nautilus Marine Acquisition Corp., a Marshall Islands corporation (the “Company”), hereby promises to pay on March 8th, 2014 (the “Anniversary Date”) to the order of Mezzanine Financing Investment III Ltd., a Marshall Islands limited liability company (together with its successors and assigns, the “Holder”), in accordance with the terms hereinafter provided, the principal amount of Ten Million Dollars ($10,000,000), together with interest thereon as provided for herein.

All payments by the Company under or pursuant to this Convertible Promissory Note (this “Note”) shall be made in United States Dollars by wire transfer of immediately available funds to the Holder’s account at a bank specified by the Holder in writing to the Company not less than five (5) Business Days (as hereinafter defined) prior to the date of payment, without reduction by reason of any set-off or counterclaim.  The outstanding principal balance of this Note, together with all accrued and unpaid interest thereon, shall be due and payable on demand of the Holder on or after the Anniversary Date or at such earlier time as provided herein.

The Company may prepay this Note, in whole or in part, at any time and without penalty.

This Note is unsecured.

ARTICLE I
GENERAL PROVISIONS

Section 1.1  Loan. The Holder shall pay the principal amount under this Note of Ten Million Dollars (US$10,000,000) (the “Loan”) to the Company no later than the second (2nd) Business Day after the date of execution of this Note.  The Loan shall be disbursed by the Holder to the Company in United States Dollars by wire transfer of immediately available funds to an account designated by the Company at a bank specified by the Company in writing to the Holder.

Section 1.2      Interest.  The outstanding principal balance of this Note shall bear simple interest, in arrears, at a rate per annum equal to ten percent (10.0%).  Interest shall be payable at maturity and shall be computed on the basis of a 360-day year of twelve (12) 30-day months and shall accrue from the date of the disbursement of the Loan.

Section 1.3     Payment on Non-Business Day.  Whenever a payment to be made under this Note shall be due on a date which is not a Business Day, such payment shall be due on the next succeeding day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized by law to close (a “Business Day”) and such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

ARTICLE II
EVENTS OF DEFAULT; REMEDIES

Section 2.1 Events of Default.  The occurrence of any of the following events shall be an “Event of Default” under this Note:

(a)   the Company shall fail to make any principal or interest payment on the date such payments are due and such default is not fully cured within five (5) Business Days after the occurrence thereof; or

(b)   any judgment or order for the payment of money in excess of U.S$1,000,000 shall be rendered against the Company or any of its subsidiaries or companies under its control or ownership, which is not stayed by a court of competent jurisdiction, remains unpaid for a period of ten (10) Business Days and is not covered by insurance.  For purposes of this Note, “subsidiary” or “subsidiaries” means any entity or entities in which the Company holds, directly or indirectly, 50% or more of the equity or ownership interest; or

(c)   the Company shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same, (vii) enter into or agree to a voluntary liquidation of its assets, (viii) enter into or approve of any plan or proposal for the dissolution, liquidation, or other termination of existence of the Company, (ix) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing, or (x) have knowledge that any of the foregoing will or is likely to occur, or discussions are taking place which are likely to lead to any of the foregoing (in which case the Company shall provide Holder with notice of such a potential event as soon as known to the Company); or

(d)   a proceeding or case shall be commenced in respect of the Company, without its application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or compsition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Company or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of sixty (60) days, or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Company; or any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Company and shall continue undismissed, or unstayed and in effect for a period of sixty (60) days; or the Company shall have knowledge that any of the foregoing will or is likely to occur, or discussions are taking place which are likely to lead to any of the foregoing (in which case the Company shall provide Holder with notice of such a potential event as soon as known to the Company); or

(e)   there is a Material Adverse Effect on the Company.  “Material Adverse Effect” means any event or circumstance that has arisen, arises or develops after the date of this Note (the Holder acknowledging the current state of the Company’s business as well as the Company’s capitalization and liquidity as of the date of this Note) and which, in the commercially reasonable discretion of the Holder, has affected, affects or is likely to affect materially and adversely either (i) the financial condition, business, property, assets, operations or liabilities of the Company or its subsidiaries or companies under its control or ownership (taken as a whole), or (ii) the ability of the Company to perform and comply with all or any of its obligations under or pursuant to this Note, or (iii) the rights or remedies of the Holder under this Note, or (iv) the validity, legality or enforceability of this Note; or

(f)   there is an “event of default” under the terms of any of the Company’s credit facilities or other material agreements, or under the credit facilities or material agreements of the subsidiaries of, or companies under the ownership or control of, the Company, and as a result of such “event of default” the outstanding indebtedness or other payment obligation under the applicable credit facility or material agreement is accelerated.  For purposes of this Section 2.1(f) the term “event of default” shall have the meaning used or defined in the applicable credit facility or other material agreement; or

(g)   the Company shall borrow or guarantee funds in excess of U.S.$10,000,000, except for borrowings (i) with approval by the Holder in writing (such approval not to be unreasonably withheld, conditioned or delayed), or (ii) under credit lines, agreements or other funded indebtedness arrangements approved by the Company's Board of Directors prior to the date of this Note or (iii) directly or indirectly acquired or owed by the Company or its subsidiaries following the consummation on February 14, 2013 of the transactions contemplated by the certain Share Purchase Agreement, dated as of December 5, 2012 (as the same may be amended, from time-to-time), by and among the Company, Assetplus

Limited, a Cyprus limited liability company and each of Vega Resource Group AS and Oil and Gas Ships Investor Limited.

Section 2.2      Default Rate.  Upon the occurrence of an Event of Default, in addition to interest at the applicable rate set forth in Section 1.2, the Company shall be liable for the payment of a default interest charge at a rate of an additional five (5%) percent interest per annum, payable monthly in arrears and computed on the basis of a 360-day year of twelve (12) 30-day months.

Section 2.3  Remedies Upon An Event of Default.  In addition to the rights set forth in Section 2.2, if at any time an Event of Default shall have occurred, then the Holder may declare the outstanding principal balance and accrued interest hereunder to be immediately due and payable by the Company in cash, without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Company.  Immediately upon the occurrence of an Event of Default- the Holder, without any notice to the Company, which notice is expressly waived by the Company, may exercise or otherwise enforce any one or more of the Holder's rights, powers, privileges, remedies and interests under this Note, at law or in equity, including without limitation, the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages, provided, however, that, in the event of an actual or deemed entry of an order for relief with respect to the Company under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) the outstanding principal balance and accrued interest hereunder shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Company.

ARTICLE III
CONVERSION

Section 3.1      Conversion Option.  At any time on or after the date hereof, all or a portion of the unpaid principal amount of the Loan may be converted at the election of the Holder into shares (the “Conversion Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at a conversion ratio of one (1) Conversion Share for each US$3.21 in principal amount of the Loan outstanding, provided, however, that Company shall only be permitted to effect such conversion into Conversion Shares following the receipt of the Shareholder Approvals (as hereinafter defined), should such Shareholder Approvals be required by applicable law, rule or regulation.  For purposes of this Note, “Shareholder Approvals” shall mean only those shareholder approvals necessary to (i) approve the conversion of this Loan into Conversion Shares for purposes of Rule 5635 of the Nasdaq Listing Rules or (ii) increase the number of authorized Common Stock to the extent necessary to permit the conversion of this Loan into Conversion Shares.

Section 3.2      Conversion Procedure.  If the Holder desires to convert all or a portion of this Note into Conversion Shares in accordance with Section 3.1, the Holder shall give written notice to the Company at which time the conversion shall be deemed to have occurred at the time such notice was received by the Company.  The Company shall pay all documentary, stamp, transfer or other taxes attributable to the issuance or delivery of the Conversion Shares upon conversion of all or any part of this Note.  With respect to partial conversions of this Note, the Company shall keep written records of the amount of this Note converted pursuant to this Article III.  The Company shall include an appropriate restrictive legend on the certificate representing the Conversion Shares (or, if applicable, a book entry notation) as the Company’s counsel shall advise with respect to applicable U.S. securities laws.

Section 3.3      No Impairment; Other Rights.  The Company will not avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in carrying out all the provisions of this Note and in taking all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment. Nothing herein shall limit a Holder’s right to pursue any remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing the Conversion Shares issuable upon conversion of this Note as required pursuant to the terms hereof.

Section 3.4      Covenants as to Conversion Shares.  The Company covenants and agrees that all Conversion Shares that may be issued upon the exercise of the rights represented by this Note will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof.  The Company further covenants and agrees that the Company will at all times during the term of this Note, have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the conversion rights represented by this Note.  If at any time, the number of authorized but unissued shares of Common Stock shall not be sufficient to permit conversion of this Note, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.  The Conversion Shares, when issued in compliance with the provisions of this Agreement will be free of any restrictions on transfer, other than restrictions on transfer under applicable state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time of issuance.

Section 3.5     Anti-Dilution Adjustment.  In the event of changes in the outstanding Common Stock of the Company by reason of stock dividends, splits, Recapitalizations (as hereinafter defined), reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of Conversion Shares available under this Note in the aggregate and the conversion price therefor shall be correspondingly adjusted to give the Holder, on conversion for the same aggregate price, the total number, class, and kind of shares as the Holder would have owned had the Note been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment.  The form of this Note need not be changed because of any adjustment in the number of Conversion Shares subject to this Note.  Whenever the conversion price or the number of Conversion Shares purchasable hereunder shall be adjusted pursuant to this Section 3.5, the Company shall prepare a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated.  Such certificate shall be signed by its chief financial officer and shall be delivered to the Holder.  For purposes of this Note, “Recapitalization” shall mean any of the following actions by the Company, or any agreement or approval by the Company to undertake any of the foregoing:

(i) any issuance of any additional stock or equity of the Company, including any common stock, preferred stock or other capital stock of the Company issued solely in connection with a restructuring of the entire capital structure of the Company, (ii) any issuance of any security convertible into or exercisable or exchangeable for, with or without consideration, any common stock, preferred stock or other capital stock of the Company issued solely in connection with a restructuring of the entire capital structure of the Company, (iii) any issuance of any option, warrant or other security carrying any warrant or right to subscribe to or purchase any common stock, preferred stock or other capital stock of the Company issued solely in connection with a restructuring of the entire capital structure of the Company, (iv) any stock split, stock dividends or combinations, (v) any reclassification or any change to rights, preferences, or designation of any class of the Company’s stock as of the date hereof, or (vi) the Company seeks to effect or set a record date for a shareholder vote with respect to any transaction that could result in any of the foregoing actions described in this Section 3.5, in which case the Company shall provide Holder with prior written notice of its intention to set a record date.

ARTICLE IV
MISCELLANEOUS

Section 4.1      Shareholder Approvals.  Upon written request of the Holder, the Company shall hold a meeting to obtain the Shareholder Approvals and approve the Conversion of the Loan (the “Shareholders’ Meeting”), but only if Shareholder Approvals are required under applicable law, rule or regulation.  At the Shareholders’ Meeting, the Company shall recommend that all Shareholders approve the conversion.

Section 4.2      No Rights as Shareholder.  Nothing contained in this Note shall be construed as conferring upon the Holder, prior to the conversion of this Note, the right to vote or to receive dividends or any other rights as a shareholder of the Company.  Following a conversion of the Note, the Holder shall have all of the rights of a holder of Conversion Shares, including without limitation, the right to vote and receive dividends.

Section 4.3     Taxation.  All payments in respect of or relating to this Note by the Company shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any tax jurisdiction unless the withholding or deduction is required by law. If withholding or deduction is required by law, the Company shall pay such additional amounts as are necessary in order that the net amounts received by the Holder after the withholding or deduction shall equal the respective amounts which would have been receivable in respect of or relating to this Note in the absence of the withholding or deduction.

Section 4.4      Subordination.  The Holder hereby irrevocably and unconditionally subordinates its right of payment and collection under this Note to any and all bank debt and any debt financing of the Company or its direct or indirect subsidiaries as of the date of this Note (the “Senior Indebtedness”).  In furtherance of the foregoing, except as expressly permitted herein, the Company will not make, and the Holder will not accept or receive, any payment of this Note has been indefeasibly paid in full in cash.  If the Holder shall receive any payment on account of this Note in violation of this Section 4.2, it shall hold such payment in trust for the benefit of the holders of the Senior Indebtedness and, promptly upon discovery or notice of such violation, pay it over to such holders for application in payment of the Senior Indebtedness.  The holders of the Senior Indebtedness are intended to be third-party beneficiaries of this Note.

Section 4.5      Transfer.  Neither this Note nor any of the rights, interests or obligations hereunder shall be transferred or assigned by the Company without the prior written consent of the Holder (such consent not to be unreasonably withheld, conditioned or delayed).  The Holder may transfer or assign this Note without the prior consent of the Company but only to an Affiliate of the Holder.  An “Affiliate” of the Holder shall be an entity which, directly or indirectly through one or more intermediaries, is actually controlled, is actually controlled by, or is under common control with the Holder, with the term “control” meaning to possess, directly or indirectly, the power to affirmatively direct the management and policies of such entity, whether through ownership of at least fifty percent (50%) of the voting securities or by contract relating to voting rights or corporate governance.

Section 4.6      Binding Effect.  This Note shall bind the Company and its successors and permitted assigns.  The rights under and benefits of this Note shall inure to the Holder and its successors and assigns.

Section 4.7      Replacement.  Upon receipt of a duly executed, notarized and unsecured written statement from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof) and a standard indemnity in form and substance satisfactory to the Company, or, in the case of a mutilation of this Note, upon surrender and cancellation of such mutilated Note, the Company shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

Section 4.8      Headings.  Article and section headings in this Note are included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

Section 4.9      Amendments.  This Note may not be modified or amended in any manner except in writing executed by the Company and with the prior written consent of the Holder.

Section 4.10    Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Note.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach may be inadequate.  Therefore the Company agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to seek and obtain such equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

Section 4.11    Enforcement Expenses.  The Company agrees to pay all reasonable costs and expenses of enforcement of this Note, including, without limitation, reasonable attorneys’ fees and expenses.

Section 4.12    Severability.  Any provision of this Note which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or impairing the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 4.13    Governing Law.  This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.  This Note shall not be interpreted or construed with any presumption against the party causing this Note to be drafted.

Section 4.14    Consent to Jurisdiction.  Each of the Company and the Holder (by its acceptance of this Note) (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Note and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper.  Each of the Company and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Note shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party.

Section 4.15    Failure or Indulgence Not Waiver.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

Section 4.16   Company Waivers.  Except as otherwise specifically provided herein, the Company and all others that may become liable for all or any part of the obligations evidenced by this Note, to the extent allowed by applicable law, hereby waive presentment, demand, notice of nonpayment, protest and all other demands' and notices in connection with the delivery, acceptance, performance and enforcement of this Note, AND DO HEREBY WAIVE TRIAL BY JURY.  THE COMPANY ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed on the date first set forth above.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ George Syllantavos
Name: George Syllantavos
Title: co-CEO & CFO

Agreed and Acknowledged:

MEZZANINE FINANCING INVESTMENT III LTD.

By:	/s/ Mr. Dimitrios Papavasileiou
Name: Mr. Dimitrios Papavasileiou
Title: Attorney-in-fact